Form 4

Statement of Changes in Beneficial Ownership
  Name and Address of Reporting Person

  Robert A. Pastore

  Issuer Name and Ticker or Trading Symbol

  Trans World Airlines, Inc. ("TWA")

  IRS or Social Security Number of Reporting Person (Voluntary)

  Statement for Month/Year

  February 2000

  If Amendment, Date of Original (Month/Year)

  Relationship of Reporting Person to Issuer

  Director

  Individual or Joint/Group Filing

Form filed by One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
  Title of Security

  Common Stock

  Transaction Date (Month/Day/Year)

  2/15/00

  Transaction Code

  Code = L (Securities distributed to certain employees pursuant to the collective bargaining agreement between the Issuer and the Air Line Pilots Association, International

  V = V

  Securities Acquired (A) or Disposed of (D)

Amount = 286

(A) or (D) = A

Price = $2.72

  Amount of Securities Beneficially Owned at End of Month

  2,076

  Ownership Form: Direct (D) or Indirect (I)

  D

  Nature of Indirect Beneficial Ownership

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
  Title of Derivative Security

  Conversion or Exercise Price of Derivative Security

  Transaction Date (Month/Day/Year)

  Transaction Code

  Number of Derivative Securities Acquired (A) or Disposed of (D)

  Date Exercisable and Expiration Date (Month/Day/Year)

  Title and Amount of Underlying Securities

  Price of Derivative Security

  Number of Derivative Securities Beneficially Owned at End of Month

  Ownership Form of Derivative Security: Direct (D) or Indirect (I)

  Nature of Indirect Beneficial Ownership

Date: March 6, 2000

/s/ Robert A. Pastore
Signature of Reporting Person